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                              EXHIBIT 99(a)(xii)




                       CONTACT: Dan R. Moore, Chairman of the Board, President and Chief Executive Officer Matewan BancShares, Inc.
                                  (304) 235-1544

                   FOR RELEASE:   Immediate
                                  June 2, 1997



                 Matewan BancShares, Inc., Announces Waiver of
                Minimum Number of Shares Sought in Tender Offer


     WILLIAMSON, WV--June 2, 1997--On April 30, 1997, Matewan BancShares, Inc., announced a modified "Dutch Auction" tender offer for 114,500 shares of its Convertible Preferred Stock, Series A, 7.5% (Nasdaq SmallCap Market System:
MATEP), within a price range of $24.00 to $26.50 per share. The offer was conditional on a minimum of 100,000 shares being tendered. Matewan BancShares, Inc., today announced that it has waived this condition and has extended the expiration of its tender offer until 5:00 p.m., Eastern Time, on Friday, June 13, 1997. In accordance with the terms of the offer, shareholders who have previously tendered their shares may withdraw their tender until this time. As of May 30, 1997, a total of 37,242 shares have been validly tendered and not withdrawn.

     The Board of Directors of Matewan BancShares, Inc., is not making any recommendation to shareholders as to whether they should tender any shares pursuant to the offer. Wheat First Butcher Singer is acting as Dealer Manager, and D. F. King & Co., Inc., is acting as Information Agent, in connection with the offer. Matewan BancShares, Inc., is headquartered in Williamson, West Virginia, and is a bank holding company with offices of subsidiaries in West Virginia, Kentucky and Virginia. Its preferred stock is listed on the Nasdaq SmallCap Market System under the symbol "MATEP."